SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Schedule 13G
Under the Securities Exchange Act of 1934


Active Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00504E100000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
00504E100000

1)       Names of Reporting Person
         Lehman Brothers Holdings Inc.
         S.S. or I.R.S. Identification No. of Above Person
         13-3216325

2)       Check the Appropriate box if a Member of a Group

(a)      ( X ) Sole
(b)      (   ) Joint Filing


3)       SEC Use Only

4)       Citizenship or Place of Organization
      Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)       Sole Voting Power
         2,163,058

6)       Shared Voting Power
         -0-

7)       Sole Dispositive Power
      2,163,058

8)       Shared Dispositive Power
      -0-

9)       Aggregate Amount Beneficially Owned by Each Reporting Person
      2,163,058

10)      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (---)

11)      Percent of Class Represented by Amount in Row 9
      9.1%

12)      Type of Reporting Person
      HC/CO

Item 1(a).  Name of Issuer: Active Software, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            3333 Octavius Dr.
            Santa Clara, CA 95054

Item 2(a).  Name of Person Filing:
            Lehman Brothers Holdings Inc.

Item 2(b).  Address of Principal Business Office:
            3 World Financial Center
            New York, NY  10285

Item 2(c).  Citizenship or Place of Organization:
            See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            00504E100000

Item 3.     Information if statement is filed pursuant to Rules 13d-1(b) or
                  13d-2(b):

     The person filing this statement is Lehman Brothers Holdings Inc., a parent company in accordance with Section 240.13d1(b)(ii)(G).

Item 4. Ownership

(a)               Amount  Beneficially  Owned as of August 13,  1999
                  See Item 9 of cover pages

(b)               Percent of Class:
                  See Item 11 of cover pages

(c)               Number of shares as to which such person has:
                  (i)  sole power to vote or to direct the vote
                  (ii) shared power to vote or to direct the vote
                  (iii) sole power to dispose or to direct the disposition
                  (iv) shared power to dispose or to direct the disposition

         See Items 5-8 of cover pages

Item 5.  Ownership of Five Percent or Less of a Class
            Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
            Not Applicable.

Item 7.  Identification and Classification of the Subsidiary  which Acquired the Security being reported on by the Parent Holding Company

     The relevant subsidiary is Lehman Brothers Inc., a Broker/Dealer registered under Section 15 of the Securities Exchange Act of 1934.

Item 8.     Identification   and  Classification  of  Members  of  the  Group
            Not Applicable.

Item 9.           Notice of Dissolution of Group
            Not Applicable.

Item 10.          Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



Dated: August 13, 1999


LEHMAN BROTHERS HOLDINGS INC.


By:  /s/ Jennifer Marre
     -------------------
Name:  Jennifer Marre
Title: Vice President and Secretary